UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Flywire Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

302492103

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Spark Capital II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Spark Capital Founders’ Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Spark Management Partners II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Spark Capital Growth Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Spark Capital Growth Founders’ Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Spark Growth Management Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Spark Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 27,309 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 27,309 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,309 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such securities are held of record by Spark Capital (as defined in Item 2(a) of the Original Schedule 13G (as defined below)). Jeremy Philips, Santo Politi, and Alex Finkelstein, a member of the Issuer’s board of directors, are the principal managing members of Spark Capital and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 104,390,654 shares of Voting Common Stock outstanding as of November 10, 2022 as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2022, filed with the United States Securities and Exchange Commission on November 14, 2022 (the “Form 10-Q”).

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Alex Finkelstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 260,290
	6.	SHARED VOTING POWER 27,309 (1)
	7.	SOLE DISPOSITIVE POWER 260,290
	8.	SHARED DISPOSITIVE POWER 27,309 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,599 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes all securities held of record by Spark Capital. Mr. Finkelstein is a principal managing member of Spark Capital and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 104,390,654 shares of Voting Common Stock outstanding as of November 10, 2022 as reported by the Issuer in the Form 10-Q.

CUSIP No. 302492103	13G

Introductory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission on February 10, 2022 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 302492103	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2023

SPARK CAPITAL II, L.P.

By:	Spark Management Partners II, LLC
Its:	General Partner

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK CAPITAL FOUNDERS’ FUND II, L.P.

By:	Spark Management Partners II, LLC
Its:	General Partner

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK MANAGEMENT PARTNERS II, LLC

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK CAPITAL GROWTH FUND, L.P.

By:	Spark Growth Management Partners, LLC
Its:	General Partner

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK CAPITAL GROWTH FOUNDERS’ FUND, L.P.

By:	Spark Growth Management Partners, LLC
Its:	General Partner

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK GROWTH MANAGEMENT PARTNERS, LLC

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK CAPITAL PARTNERS, LLC

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

/s/ Alex Finkelstein
Alex Finkelstein